SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 3)

ENZO BIOCHEM, INC.

(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

294100102
(CUSIP Number)

JAMES G. WOLF 105, Flyway Drive Kiawah Island, SC 29455 914-325-9929
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 294100102	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): James G. Wolf
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,698,500
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		470,000
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		3,698,500
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		470,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,168,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 8.56%
14.	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

CUSIP No. 294100102	13D	Page 3 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 3 (the "Amendment") amends the statement on Schedule 13D originally filed by James G. Wolf on October 1, 2021 to provide additional information to update Amendment No. 2 and disclose Mr. Wolf's beneficial ownership of the Common Stock of Enzo Biochem, Inc. and other derivative/option holdings as of November 22, 2022.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value, (the "Common Stock") of Enzo Biochem, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 81 Executive Blvd., Suite 3, Farmingdale, New York 11735.

Item 2. Identity and Background

a.	Name: James G. Wolf
b.	Business Address: 105, Flyway Drive, Kiawah Island, SC 29455
c.	Present employment: Self.
d.	During the past five years, James G. Wolf has not been convicted in any criminal proceeding.
e.	During the past five years, James G. Wolf has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The cash used to acquire the shares (a total of $13,287,539) was sourced from the personal funds of the Reporting Person, from $405,403 of premiums received from the sale of put options, and from the personal funds of certain persons with respect to whose shares the Reporting Person holds voting power and dispositive power. The cash used to acquire the call options (an additional $287,623) was also sourced from the personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except that the Reporting Person may nominate himself for election as a director of the Company at the next annual meeting of shareholders if he is not nominated by the Board of Directors.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Person during the past 60 days and since August 2, 2022. All such transactions were effected in the open market.

(d) The right to receive dividends and to receive the proceeds of the sale of the securities is held, as to 470,000 of the shares, by persons other than the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except as follows:

The Reporting Person owns 8,507 publicly-traded call options to purchase 850,700 shares of the Common Stock. The options expire in January 2023 and April 2023 and have strike prices ranging from $2.50 to $7.50.

The Reporting Person has sold 6,995 publicly-traded put options pursuant to which a total of 699,500 shares of the Common Stock may be sold to him. The options expire in January 2023 or April 2023 and have exercise prices ranging from $2.50 to $5.00.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022	/s/ James G. Wolf
James G. Wolf
Page 3 of 5 Pages

CUSIP No. 294100102	13D	Page 4 of 5 Pages

SCHEDULE A

Transactions in the Securities of the Issuer Since August 2, 2022

Nature of Transaction	Amount of Securities Purchased	Average Price ($) Per Share	Date of Purchase
Purchase of Common Stock	18,100	2.50	8/2/2022
Purchase of Common Stock	21,000	2.89	8/4/2022
Purchase of Common Stock	9,900	2.53	8/5/2022
Purchase of Common Stock	6,400	2.51	8/9/2022
Purchase of Common Stock	17,933	2.57	8/10/2022
Purchase of Common Stock	2,100	2.69	8/12/2022
Purchase of Common Stock	2,800	2.67	8/17/2022
Purchase of Common Stock	2,200	2.55	8/18/2022
Purchase of Common Stock	19,827	2.59	8/19/2022
Purchase of Common Stock	1,267	2.57	8/24/2022
Purchase of Common Stock	38,576	4.55	8/25/2022
Purchase of Common Stock	12,500	2.47	8/31/2022
Purchase of Common Stock	1,300	5.00	9/1/2022
Purchase of Common Stock	6,200	2.44	9/2/2022
Purchase of Common Stock	35,390	4.18	9/6/2022
Purchase of Common Stock	8,804	2.22	9/7/2022
Purchase of Common Stock	14,369	2.23	9/8/2022
Purchase of Common Stock	5,000	2.30	9/9/2022
Purchase of Common Stock	3,737	2.23	9/15/2022
Purchase of Common Stock	500	7.50	9/16/2022
Purchase of Common Stock	9,351	2.49	9/19/2022
Purchase of Common Stock	484	2.27	9/20/2022
Purchase of Common Stock	1,860	2.27	9/21/2022
Purchase of Common Stock	2,734	2.25	9/22/2022
Purchase of Common Stock	26,571	3.18	9/23/2022
Purchase of Common Stock	10,700	5.00	9/26/2022
Purchase of Common Stock	300	2.18	9/28/2022
Purchase of Common Stock	25,000	2.19	9/29/2022
Purchase of Common Stock	20,000	2.29	10/6/2022
Purchase of Common Stock	3,000	5.00	10/7/2022
Purchase of Common Stock	2,000	2.10	10/11/2022
Purchase of Common Stock	11,700	5.00	10/12/2022
Purchase of Common Stock	26,900	2.49	10/14/2022
Purchase of Common Stock	1,000	2.10	10/17/2022
Purchase of Common Stock	17,632	2.17	10/18/2022
Purchase of Common Stock	81,150	4.94	10/19/2022
Page 4 of 5 Pages

CUSIP No. 294100102	13D	Page 5 of 5 Pages

Purchase of Common Stock	30,778	2.48	10/20/2022
Purchase of Common Stock	104,224	3.63	10/21/2022
Purchase of Common Stock	4,116	2.23	10/24/2022
Purchase of Common Stock	21,000	2.14	10/31/2022
Purchase of Common Stock	6,101	2.14	11/1/2022
Purchase of Common Stock	2,399	2.14	11/3/2022
Purchase of Common Stock	300	2.50	11/16/2022
Purchase of Common Stock	24,700	2.50	11/18/2022

Page 5 of 5 Pages